UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

SAFE BULKERS, INC.
(Translation of registrant’s name into English)

Apt. D11, Les Acanthes 6, Avenue des Citronniers, MC98000 Monaco
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒           Form 40-F   o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   o           No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INCORPORATION BY REFERENCE

This Report on Form 6-K shall be incorporated by reference into our registration statement on Form F-3, as filed with the Securities and Exchange Commission on July 1, 2020 and as may be further amended, to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

EXHIBIT INDEX

1.  Press Release dated March 9, 2022: Safe Bulkers, Inc. Reports Fourth Quarter and Twelve Months 2021 Results and Declares Dividend on Common Stock.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 9, 2022

SAFE BULKERS, INC.

By:	/s/ Konstantinos Adamopoulos
Name:	Konstantinos Adamopoulos
Title:	Chief Financial Officer

Safe Bulkers, Inc. Reports Fourth Quarter and Twelve Months 2021 Results and

Declares Dividend on Common Stock

Monaco – March 9, 2022 -- Safe Bulkers, Inc. (the “Company”) (NYSE: SB), an international provider of marine drybulk transportation services, announced today its unaudited financial results for the three and twelve months periods ended December 31, 2021. The Board of Directors of the Company also declared a cash dividend of $0.05 per share of common stock.

Financial highlights
In million U.S. Dollars except per share data	Q4 2021	Q3 2021	Q2 2021	Q1 2021	Q4 2020	Twelve Months 2021	Twelve Months 2020
Net Revenues	92.4	92.5	81.6	62.5	52.2	329.0	198.2
Net income/(loss)	65.2	55.4	32.4	21.3	7.6	174.3	(12.9)
Adjusted Net income/(loss)[1]	50.4	50.7	36.3	16.7	7.7	154.0	(12.3)
EBITDA[2]	82.4	72.4	50.2	39.3	26.2	244.3	63.7
Adjusted EBITDA [2]	67.6	67.7	54.1	34.6	26.3	223.9	64.3
Earnings/(loss) per share basic and diluted[3]	0.51	0.44	0.27	0.18	0.04	1.44	(0.25)
Adjusted earnings/(loss) per share basic and diluted [3]	0.39	0.40	0.31	0.14	0.04	1.26	(0.24)
Average Daily results in U.S. Dollars
Time charter equivalent rate[4]	26,180	24,427	21,098	15,567	12,319	21,752	10,559
Daily vessel operating expenses[5]	5,149	4,608	4,874	4,702	3,978	4,830	4,591
Daily vessel operating expenses excluding dry-docking and pre-delivery expenses[6]	4,666	4,570	4,539	4,350	3,955	4,529	4,226
Daily general and administrative expenses[7]	1,517	1,590	1,488	1,440	1,469	1,508	1,408
In million U.S. Dollars
Total cash[8]	112.3	108.6	127.4	130.1	124.0
Revolving credit facilities[9]	137.7	88.9	67.0	6.6	1.0
Financing commitments[10]	46.2	46.2	54.7	54.7	46.2
Total debt[11]	355.7	413.8	491.4	603.2	611.7

Management Commentary

Dr. Loukas Barmparis, President of the Company, said: ''2021 was a very good year for our Company.  We were able to renew our fleet with environmentally advanced vessels, enter into several favorable time charters, substantially deleverage and improve our liquidity. As a result of our strong performance the Company is declaring a  $0.05 dividend per share.''

1 Adjusted Net income/(loss) is a non-GAAP measure. Adjusted Net income/(loss) represents Net income/(loss) before gain/(loss) on derivatives, early redelivery income/(cost),gain on sale of assets  and gain/(loss) on foreign currency. See Table 4.

2 EBITDA is a non-GAAP measure and represents Net income/(loss) plus net interest expense, tax, depreciation and amortization. See Table 4. Adjusted EBITDA is a non-GAAP measure and represents EBITDA before gain/(loss) on derivatives, early redelivery cost, other operating expenses and, gain/(loss) on foreign currency. See Table 4.

3 Earnings/(loss) per share and Adjusted Earnings/(loss) per share represent Net Income and Adjusted Net income less preferred dividend and mezzanine equity measurement divided by the weighted average number of shares respectively. See Table 4.

4 Time charter equivalent rate, or TCE rate, represents charter revenues less commissions and voyage expenses divided by the number of available days. See Table 5.

5  Daily vessel operating expenses are calculated by dividing vessel operating expenses for the relevant period by ownership days for such period. See Table 5.

6 Daily vessel operating expenses excluding dry-docking and pre-delivery expenses are calculated by dividing vessel operating expenses excluding dry-docking and pre-delivery expenses for the relevant period by ownership days for such period. See Table 5.

7  Daily general and administrative expenses are calculated by dividing general and administrative expenses for the relevant period by ownership days for such period. See Table 5.

8 Total Cash represents Cash and cash equivalents plus Time deposits and Restricted cash.

9 Undrawn borrowing capacity under revolving reducing credit facilities.

10 Secured financing commitments for loan and  sale and lease back financings.

11 Total Debt represents Long-term debt plus Current portion of long-term debt and Liability directly associated with assets held for sale, net of deferred financing costs.

Update on COVID-19, company's actions and status

There has been a negative effect from the COVID-19 pandemic on the Company's results of operations and financial condition during the fourth quarter, due to crew repatriation and related costs of about $0.2 million. Any future impact of COVID-19 on the Company’s results of operations and financial condition and any long-term impact of the pandemic on the dry bulk industry, will depend on future developments, which could impact world trade and global growth.

The COVID-19 pandemic has had a significant impact on the shipping industry and seafarers in general, as port lockdowns were imposed globally during 2020 and 2021. The Company has worked extensively to find solutions focusing on effectively managing crew changes despite the ongoing port closures and travel restrictions imposed by governments around the world. The Company has also taken measures to protect its seafarers' and shore employees' health and well-being, keep its vessels sailing with minimal disruption to their trading ability, service its charterers and mitigate and address the risks, effects and impact of COVID-19 on its operations and financial performance.

Conflict in Ukraine

As a result of the conflict between Russia and Ukraine, Switzerland, the US, the EU, the UK and others have announced unprecedented levels of sanctions and other measures against Russia and certain Russian entities and  nationals.  We intend on complying with these requirements and addressing their potential consequences.  While we do not have any Ukrainian or Russian crew, our vessels currently do not sail in the Black Sea and we otherwise conduct limited operations in Russia and Ukraine, we will continue to monitor the situation to assess whether the conflict could have any impact on our operations or financial performance.

Issuance of €100m 5-year Unsecured Bond at 2.95%

In February 2022, the Company through its wholly owned subsidiary Safe Bulkers Participation Plc. the (''Issuer''), issued and listed a bond in the amount of 100 million Euro (the “Bond”) on the Athens Exchange. The Bond has a tenor of five years, is guaranteed by the Company, is unsecured and pays a coupon of 2.95%, due semi-annually. The trading of the Bond commenced on February 14, 2022. The Company plans to use the net proceeds of the offering received from the Issuer (estimated at about €97.0 million) for the repayment of debt and/or redemption of preferred shares and/or acquisition of vessels and/or general corporate purposes.

At-the-market equity offering program

In August 2020, the Company filed a prospectus supplement with the Securities and Exchange Commission (“SEC”), under which it could offer and sell shares of its common stock (“Shares”) from time to time up to aggregate sales proceeds of $23.5 million through an “at-the-market” equity offering program (the “ATM Program”). In May 2021, the Company filed a supplement to its prospectus supplement to increase the capacity under the ATM Program to allow for sales of Shares for aggregate gross offering proceeds of up to $100.0 million.

During the three month period ended December 31, 2021, the Company did not sell any shares of common stock under the ATM Program. Since the inception of the ATM Program and until September 30, 2021, the Company had sold 19,417,280 shares of common stock under the ATM Program with aggregate net offering proceeds to the Company of $71.5 million. Shares of common stock with aggregate sales proceeds of up to $28.5 million remain available for sale.

Chartering our fleet

Our vessels are used to transport bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes. We intend to employ our vessels on both period time charters and spot time charters, according to our assessment of market conditions. Our customers represent some of the world’s largest consumers of marine drybulk transportation services. The vessels we deploy on period time charters provide us with visible and relatively stable cash flow, while the vessels we deploy in the spot market allow us to maintain our flexibility in low charter market conditions and provide an opportunity for a potential upside in our revenue when charter market conditions improve. As of March 4, 2022 we employed, or had contracted to employ, 10 vessels in the spot time charter market (with up to 3 months original duration) and 30 vessels in the period time charter (with original duration in excess of 3 months), 7 of which have  original duration of more than 1 year, and 9 have original duration of more than 2 years. As of March 4, 2022, the average remaining charter duration across our fleet is 1.2 years.

During the fourth quarter of 2021, the Company has entered into the following period time charters with original durations longer than 2 years:

•

in October 2021, the Company entered into a long-term period time charter for the Capesize vessel MV Stelios Y, for duration of 3 years at a gross daily charter rate of $24,400. The contract grants the charterer an option to extend the period for an additional year at a gross daily charter rate of $26,500. This employment is anticipated to generate approximately US$26.7 million of gross revenue for the minimum scheduled 3-year period of the time charter. The charter commenced in November 2021.

•

in October 2021, the Company entered into a long-term period time charter for the Capesize class vessel MV Lake Despina, with forward delivery date, for duration of 3 years at a gross daily charter rate of $22,500 plus a one-off $3.0 million payment upon charter commencement. The charter agreement also grants the charterer an option to extend the period time charter for an additional year at a gross daily charter rate of $27,500. This employment is anticipated to generate approximately US$27.6 million of gross revenue for the minimum scheduled 3-year period of the time charter. The charter commenced in February 2022.

During the fourth quarter of 2021, we operated 39.23 vessels on average earning a TCE12 of $26,180 compared to 42.00 vessels earning a TCE of $12,319 during the same period in 2020. Our contracted employment profile is presented below in Table 1.

12 Time Charter Equivalent (“TCE”) rate represents charter revenues net of commissions and voyage expenses divided by the number of available days.

Table 1: Contracted employment profile of fleet ownership days as of March 4, 2022

2022 (remaining)	55%
2022 (full year)	62%
2023	24%
2024	18%

The detailed employment profile of our fleet is presented in Table 6.

Fleet update

Newbuild orders

As of March 4, 2022, the orderbook of the Company consisted of 9 Japanese, dry-bulk newbuilds of which six were Kamsarmax class vessels and three were Post-Panamax class vessels, with scheduled deliveries of two within 2022, five within 2023 and two within 2024. All newbuilds on the Company's orderbook are designed to meet the Phase 3 requirements of Energy Efficiency Design Index related to the reduction of green house gas emissions (''GHG -EEDI Phase 3'') as adopted by the International Maritime Organization, ("IMO") and also comply with the latest NOx emissions regulation, NOx-Tier III (IMO, MARPOL Annex VI, reg. 13). The first Kamsarmax class newbuild on the Company's orderbook is scheduled to be delivered in May 2022.

Second-hand acquisitions

In November 2021, the Company took delivery of the MV Stelios Y, a 2012-built, Japanese, dry-bulk, 181,400 dwt, Capesize class vessel. The vessel was acquired by the Company under a twelve-month bareboat charter agreement, with a down payment of $4.5 million on signing, a payment of $4.5 million on delivery of the vessel to the Company, payment of a daily charter rate of $14,500 over the period of the twelve month bareboat charter and payment of $18.0 million at the end of the bareboat charter with concurrent transfer of ownership of the vessel to the Company; in aggregate the acquisition cost for the vessel being $32.3 million before commissions. All payments have been funded from the cash reserves of the Company.

In February 2022, the Company took delivery of the MV Maria, a 2014-built, Japanese, dry-bulk, 181,300 dwt, Capesize class vessel. The vessel was acquired at a price of $33.8 million before commissions, which was funded from the cash reserves of the Company. MV Maria is sister-ship with the MV Stelios Y.

On aggregate, during 2021 and until March 4, 2022, the Company acquired five second-hand vessels with total deadweight of 0.61 million tones and of 8.8 years average age at an aggregate acquisition cost of $125.3 million before commissions and other expenses, all five acquisitions being funded from cash reserves of the Company. All five vessels have been delivered to the Company:

–

the 2011-built, Panamax class MV Paraskevi 2 acquired for $14.1 million before commissions and other expenses in March 2021,

–

the 2013-built Panamax class MV Koulitsa 2 acquired for $22.0 million before commissions and other expenses in July 2021,

–

the 2013-built Post-Panamax class vessel MV Venus Harmony acquired for $23.1 million before commissions and other expenses in October 2021,

–

the 2012-built, Capesize class MV Stelios Y acquired for $32.3 million before commissions and other expenses in November 2021,

–

and the 2014-built, Capesize class MV Maria acquired for $33.8 million before commissions and other expenses in February 2022.

Vessel sales

In September 2021, the Company entered into an agreement for the sale of the Kamsarmax class MV Pedhoulas Fighter, built 2012, at a gross sale price of $23.7 million. The sale was consummated in November 2021.

On aggregate, during 2021 the Company sold seven older, or, Chinese-built vessels, all of which were delivered to their new owners within 2021. In addition to the MV Pedhoulas Fighter noted above the following vessels were sold:

–

the Panamax class MV Paraskevi, built 2003, sold at a gross sale price of $7.3 million, was delivered to her new owners in April 2021,

–

the Panamax class MV Vassos, built 2004, sold at a gross sale price of $8.7 million, was delivered to her new owners in May 2021,

–

the Chinese 2012 built Kamsarmax class MV Pedhoulas Builder, sold at a gross sale price of $22.5 million, was delivered to her new owners in June 2021,

–

the Chinese 2012 built Kamsarmax class MV Pedhoulas Farmer, sold at a gross sale price of $22.0 million, was delivered to her new owners in September 2021,

–

the Panamax class MV Maria, built 2003, sold at a gross sale price of $12.0 million, was delivered to her new owners in September 2021,

–

the Panamax class MV Koulitsa, built 2003, sold at a gross sale price of $13.6 million, was delivered to her new owners in November 2021.

The aggregate sale proceeds from the seven vessels with total deadweight of 0.55 million tones and of 14.3 years average age before commissions, other expenses and amounts outstanding under associated credit facilities amounted to $109.8 million.

New credit facilities

In December 2021, the Company entered into a new credit facility of $100.0 million with a five-year tenor secured by six vessels, comprising of a term loan tranche of $50.0 million and a revolving credit facility tranche providing for a draw down capacity of up to $50.0 million reducing from its fourth year onwards. This agreement represents the Company’s second sustainability linked credit facility and incorporates an incentive discount or increase on the facility margin, linked to independently verified predetermined emission targets. The proceeds from the credit facility were used to refinance loan facilities of an aggregate outstanding amount of $50.0 million secured by five of these vessels and maturing up to 2024, and the repurchase of one vessel under a sale and leaseback agreement for an amount of $20.7 million. The Company has not made any drawing under the reducing revolving credit facility tranche. The agreement contains financial covenants in line with the existing loan and credit facilities of the Company.

Debt Profile

A.

Secured Debt

As of December 31, 2021 our consolidated secured debt before deferred financing costs was $360.3 million. During the fourth quarter of 2021, we prepaid debt in relation to vessels sales or debt refinancing in the aggregate amount of $99.6 million, made scheduled principal payments of $8.9 million and made loan drawings of $50.0 million. The repayment schedule of our secured debt as of December 31, 2021 is presented in Table 2 below:

Table 2: Loan repayment Schedule

(in USD million)

Ending December 31,	2022	2023	2024	2025	2026	2027	2028	2029-2031	Total
	41.2	41.6	71.7	76.0	76.2	31.1	3.9	18.6	360.3

Since the beginning of 2022 and until March 4, 2022, we have made aggregate loan prepayments of $58.8 million, in addition to scheduled repayments of $2.1 million and loan drawings of $30.0 million, thus reducing our consolidated secured debt before deferred financing costs to $329.4 million. The repayment schedule of our secured debt as of March 4, 2022 is presented in Table 3 below:

Table 3: Loan repayment Schedule

(in USD million)

Ending December 31,	2022	2023	2024	2025	2026	2027	2028	2029-2031	Total
	23.3	38.6	71.7	76.0	66.2	31.1	3.9	18.6	329.4

B.

Unsecured Debt

The €100 million bond issued in February 2022 is non-amortising and matures in February 2027. It may be redeemed at our option in part or in full after February 2024, subject to the payment of a premium ranging from 1.5% to 0.5% of the redeemed amount depending on the timing of the redemption.

Liquidity and capital resources, capital expenditure requirements and debt as of December 31, 2021

We had $112.3 million in cash, cash equivalents, bank time deposits and restricted cash, $137.7 million in undrawn borrowing capacity available under revolving reducing credit facilities and $46.2 million in secured commitments for loan and sale and lease back agreements, in relation to two newbuild vessels. Furthermore, we had additional borrowing capacity in relation to four unencumbered vessels and seven newbuilds upon their delivery.

We had a fleet of 39 vessels and had placed orders for nine newbuild vessels. The remaining capital expenditure requirements were $247.7 million in aggregate, consisting of $247.4 million in relation to the nine newbuild vessels and $0.3 million in relation to one exhaust gas cleaning device (‘Scrubber’) and several ballast water treatment systems (‘BWTS’) retrofits. The schedule of payments of the remaining capital expenditure requirements is $58.7 million in 2022, $141.6 million in 2023 and $47.4 million in 2024.

We had $360.3 million of outstanding consolidated debt before deferred financing costs.

Liquidity, capital expenditure requirements and debt as of March 4, 2022

We had $194.0 million in cash, cash equivalents, bank time deposits, restricted cash, $147.7 million in undrawn borrowing capacity available under revolving reducing credit facilities, $46.2 million in secured commitments for loan and sale and lease back agreements, in relation to two newbuild vessels. Furthermore, we have additional borrowing capacity in relation to four unencumbered vessels and seven newbuilds upon their delivery.

We had a fleet of 40 vessels, and had placed orders for nine newbuild vessels. The remaining capital expenditure requirements were $245.0 million in aggregate, consisting of $244.4 million in relation to the nine newbuild vessels and $0.6 million in relation to Scrubber and several BWTS retrofits. The schedule of payments of the remaining capital expenditure requirements is $55.8 million in 2022, $142.8 million in 2023 and $47.4 million in 2024.

Including the Bond issued in February 2022, we had $438.7 million of outstanding consolidated debt before deferred financing costs.

Derivatives

During the fourth quarter 2021 the Company terminated certain interest rate derivative contracts that were due to mature in 2023 and 2024 with an aggregate notional amount of $51.6 million and received an aggregate payment of $0.6 million from the counterparty banks. All these derivative contracts were related to underlying loan facilities that were fully repaid. As of December 31, 2021, the aggregate notional amount of outstanding interest rate derivative contracts was $300.0 million or about 83% of the aggregate debt outstanding at that date.

In January 2022, the Company terminated several interest rate derivative contracts that were due to mature in 2025 and 2026 with an aggregate notional amount of $240.0 million and received an aggregate payment of $8.3 million. At the same time, the Company entered into pay-fixed, receive-variable interest rate derivative contracts commencing in January 2022 and February 2022 and maturing in January 2024 and February 2024 for an aggregate notional amount of $240.0 million, at an average fixed rate of 1.346%.

In February 2022, the Company terminated all outstanding interest rate derivative contracts with an aggregate notional amount of $300.0 million and received an aggregate payment of $2.8 million.

During the fourth quarter of 2021, the Company entered into forward freight agreements on the Panamax index for 825 days in aggregate for the period to December 2022. In January 2022 and February 2022, the Company entered into forward freight agreements on the Panamax index for 480 days in aggregate for the period to March 2023. The objective of these trades is the reduction of the risk arising from the volatility in the charter rates.

ESG Report

In October 2021, we released our inaugural Environmental, Social and Governance (ESG) Report which records our  efforts to further strengthen the Company’s environmental stewardship, social contribution and corporate governance, and provides a transparent account of our ESG strategy and performance. The ESG Report is accessible on the Company’s website (www.safebulkers.com). The content on our website is not incorporated by reference into this release.

Environmental Social Responsibility - Environmental investments - Dry-dockings

The Company continues the retrofit of its vessels with ballast water treatment systems having installed such systems on 35 existing vessels as of March 4, 2022. In February 2021, the Company entered into an agreement for an additional Scrubber installation in one of its Capesize class vessels, the installation of which initiated in February 2022.

The Company has scheduled six dry-dockings for the first and second quarter 2022 with an estimated aggregate number of 100 down-time days during the first quarter 2022 and 43 down-time days during the second quarter 2022.

Dividend Policy

On March 4, 2022, the Board of Directors of the Company declared a cash dividend on the Company’s common stock of $0.05 per share payable on or about March 28, 2022 to shareholders of record at the close of trading of the Company's common stock on the New York Stock Exchange (the “NYSE”) on March 21, 2022.

The Company had 121,649,103 shares of common stock issued and outstanding as of March 4, 2022.

The Company declared a cash dividend of $0.50 per share on each of its 8.00% Series C Cumulative Redeemable Perpetual Preferred Shares (NYSE: SB.PR.C) and 8.00% Series D Cumulative Redeemable Perpetual Preferred Shares (NYSE: SB.PR.D) for the period from October 29, 2021 to January 29, 2022, which was paid on January 31, 2022 to the respective shareholders of record as of January 20, 2022.

The declaration and payment of dividends, if any, will always be subject to the discretion of the Board of Directors of the Company. There is no guarantee that the Company’s Board of Directors will determine to issue cash dividends in the future.  The timing and amount of any dividends declared will depend on, among other things: (i) the Company’s earnings, fleet employment profile, financial condition and cash requirements and available sources of liquidity; (ii) decisions in relation to the Company’s growth, fleet renewal and leverage strategies; (iii) provisions of Marshall Islands and Liberian law governing the payment of dividends; (iv) restrictive covenants in the Company’s existing and future debt instruments; and (v) global economic and financial conditions.

Conference Call

On Thursday, March 10, 2022 at 9:00 A.M. Eastern Time, the Company’s management team will host a conference call to discuss the Company’s financial results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (877) 553-9962 (US Toll Free Dial In), 0(808) 238-0669 (UK Toll Free Dial In) or +44 (0) 2071 928592 (Standard  International Dial In). Please quote Safe Bulkers to the operator.

Slides and Audio Webcast

There will also be a live, and then archived, webcast of the conference call, available through the Company’s website (www.safebulkers.com). Participants in the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Management Discussion of Fourth Quarter 2021 Results

During the fourth quarter of 2021, we operated in an improved charter market environment compared to the same period of 2020, with lower interest expenses, reduced voyage expenses and increased  revenues which also include   earnings from scrubber fitted vessels. During the fourth quarter of 2021, we had a TCE of $26,180 compared to a TCE of $12,319 during the same period in 2020. The net income for the fourth quarter of 2021 reached $65.2 million compared to net income of $7.6 million during the same period in 2020. In more detail the change in net income resulted from the following main factors:

Net revenues: Net revenues increased by 77% to $92.4 million for the fourth quarter of 2021, compared to $52.2 million for the same period in 2020, mainly due to the increased TCE rate as a result of the improved market, assisted by the additional revenues earned by our scrubber fitted vessels.

Voyage expenses: Voyage expenses decreased to $0.5 million for the fourth quarter of 2021 compared to $4.7 million for the same period in 2020, mainly due to decreased vessel repositioning expenses.

Vessel operating expenses: Vessel operating expenses increased by 21% to $18.6 million for the fourth quarter of 2021 compared to $15.4 million for the same period in 2020, mainly affected by increased dry-docking expenses, increased spare parts, stores and provisions expenses related to works performed during vessels dry-dockings, increased provision of technical services and increased crew repatriation expenses due to the COVID-19 pandemic. In more detail: i) dry-docking expenses increased to $1.6 million related to three fully completed dry-dockings during the fourth quarter of 2021, compared to $0.1 million related to one partially completed dry-docking for the same period of 2020, ii) spare parts, stores and provisions expenses increased to $3.7 million for the fourth quarter of 2021, compared to $2.9 million for the same period in 2020, iii) repairs and maintenance, excluding dry-docking expenses, increased to $1.7 million compared to $0.7 million for the same period in 2020, and iv) crew repatriation and related costs increased to $1.2 million for the fourth quarter of 2021 compared to $1.0 million for the same period in 2020.  The Company expenses dry-docking and pre-delivery costs as incurred, which costs may vary from period to period. Excluding dry-docking and pre-delivery costs of $1.7 million and $0.1 million for the fourth quarter of 2021 and 2020, respectively, vessel operating expenses increased by 10% during the fourth quarter of 2021 in comparison to the same quarter of 2020. Dry-docking expense is related to the number of dry-dockings in each period and pre-delivery expenses to the number of vessel deliveries and second hand acquisitions in each period. Other shipping companies may defer and amortize dry-docking expense and many do not include dry-docking expenses within vessel operating expenses costs but present these separately.

Depreciation: Depreciation decreased by 5% to $13.2 million for the fourth quarter of 2021, compared to $13.9 million for the same period in 2020, as a result of the cessation of depreciation for the seven vessels which were classified as assets held for sale during 2020 and 2021, partially offset by the acquisition of the vessels Paraskevi 2 during the first quarter of 2021, Koulitsa 2 during the third quarter of 2021 and Venus Harmony and Stelios Y during the fourth quarter of 2021.

Interest expense: Interest expense decreased to $2.9 million in the fourth quarter of 2021 compared to $4.3 million for the same period in 2020, as a result of the reduction of the outstanding loans as well as the decreased USD LIBOR13 affecting the weighted average interest rate of our loans and credit facilities.

Gain on assets sale: Gain on sale of assets for the fourth quarter of 2021 amounted to $10.9 million, compared to zero for the same period in 2020, as a result of a gain of $5.2 million from the sale of MV Pedhoulas Fighter and of $5.7 million from the sale of MV Koulitsa.

Daily vessel operating expenses: Daily vessel operating expenses, calculated by dividing vessel operating expenses by the ownership days of the relevant period, increased by 29% to $5,149 for the fourth quarter of 2021 compared to $3,978 for the same period in 2020. Daily vessel operating expenses excluding dry-docking and pre-delivery expenses increased by 18% to $4,666 for the fourth quarter of 2021 compared to $3,955 for the same period in 2020.

Daily general and administrative expenses14: Daily general and administrative expenses, which include management fees payable to our Managers15 and daily company administrations expenses, increased by 3% to $1,517 for the fourth quarter of 2021, compared to $1,469 for the same period in 2020, as a result of increased personnel expenses and third party fees of the company.

13 London interbank offered rate.

14 See table 5

15 Safety Management Overseas S.A. and Safe Bulkers Management limited, each of which is a referred to in this press release  as "our Manager" and collectively "our Managers"

Balance sheet

Right-of-use asset/Lease Liability: As of December 31, 2021, we had classified the asset and liability directly associated with the acquisition of the vessel Stelios Y: as a) Right-of-use asset and presented it on the balance sheet separately under Fixed assets in the amount of $31.9 million, which represents i) the advance payments and additional purchase costs paid for the vessel and ii) the future payments under the 12-month period bareboat charter that commenced in November 2021 net of accumulated depreciation of $0.2 million, and as (b) Current Lease liabilities of $21.9 million, representing the outstanding balance of the present value of the lease payments of the above mentioned 12-month bareboat charter.

Unaudited Interim Financial Information and Other Data

SAFE BULKERS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

(In thousands of U.S. Dollars except for share and per share data)

	Three-Months Period Ended December 31,		Twelve-Months Period Ended December 31,
	2020	2021	2020	2021
REVENUES:
Revenues	54,403	96,442	206,035	343,475
Commissions	(2,174)	(4,001)	(7,877)	(14,444)
Net revenues	52,229	92,441	198,158	329,031
EXPENSES:
Voyage expenses	(4,716)	(469)	(41,582)	(9,753)
Vessel operating expenses	(15,370)	(18,581)	(70,086)	(72,049)
Depreciation	(13,874)	(13,211)	(54,269)	(52,364)
General and administrative expenses	(5,677)	(5,474)	(21,502)	(22,498)
Gain on sale of assets	—	10,947	—	11,579
Other operating expenses	(241)	—	(241)	—
Early redelivery income	—	—	—	7,470
Operating income	12,351	65,653	10,478	191,416
OTHER (EXPENSE) / INCOME:
Interest expense	(4,333)	(2,893)	(21,233)	(14,719)
Other finance cost	(174)	(337)	(641)	(798)
Interest income	41	6	604	69
(Loss)/gain on derivatives	(294)	4,165	(1,303)	2,188
Foreign currency gain/(loss)	425	(299)	916	(910)
Amortization and write-off of deferred finance charges	(402)	(1,090)	(1,726)	(2,898)
Net income/(loss)	7,614	65,205	(12,905)	174,348
Less Preferred dividend	2,878	2,746	11,500	11,064
Less/(Plus) Mezzanine equity measurement	413	—	908	(271)
Net income/(loss) available to common shareholders	4,323	62,459	(25,313)	163,555
Earnings/(loss) per share basic and diluted	0.04	0.51	(0.25)	1.44
Weighted average number of shares	102,186,132	121,644,971	102,617,944	113,716,354

	Twelve-Months Period Ended December 31,
	2020	2021
(In millions of U.S. Dollars)
CASH FLOW DATA
Net cash provided by operating activities	63.4	217.2
Net cash (used in)/provided by investing activities	(34.8)	8.6
Net cash used in financing activities	(9.3)	(225.9)
Net increase/(decrease) in cash and cash equivalents	19.3	(0.1)

SAFE BULKERS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(In thousands of U.S. Dollars)

	December 31, 2020	December 31, 2021
ASSETS
Cash and cash equivalents, time deposits, and restricted cash	105,218	102,084
Other current assets	21,459	22,032
Assets held for sale	8,057	—
Vessels, net	942,164	864,391
Right-of-use asset	—	31,938
Advances for vessels	9,126	56,484
Restricted cash non-current	18,754	10,250
Other non-current assets	851	7,141
Total assets	1,105,629	1,094,320
LIABILITIES AND EQUITY
Current portion of long-term debt	75,784	39,912
Liabilities directly associated with assets held for sale	3,983	—
Lease Liability	—	21,945
Other current liabilities	24,948	26,835
Long-term debt, net of current portion	531,883	315,796
Other non-current liabilities	6,172	10,592
Mezzanine equity	18,112	—
Shareholders’ equity	444,747	679,240
Total liabilities and equity	1,105,629	1,094,320

TABLE 4

RECONCILIATION OF ADJUSTED NET INCOME/(LOSS), EBITDA, ADJUSTED EBITDA AND ADJUSTED EARNINGS/(LOSS) PER SHARE

	Three-Months Period Ended December 31,		Twelve-Months Period Ended December 31,
(In thousands of U.S. Dollars except for share and per share data)	2020	2021	2020	2021
Adjusted Net Income/(Loss)
Net Income/(loss)	7,614	65,205	(12,905)	174,348
Less Gain on sale of assets	—	(10,947)	—	(11,579)
Plus Loss/(gain) on derivatives	294	(4,165)	1,303	(2,188)
Plus Foreign currency (gain)/loss	(425)	299	(916)	910
Plus Early Redelivery income	—	—	—	(7,470)
Plus Other operating expenses	241	—	241	—
Adjusted net income/(loss)	7,724	50,392	(12,277)	154,021
EBITDA - Adjusted EBITDA
Net income/(loss)	7,614	65,205	(12,905)	174,348
Plus Net Interest expense	4,292	2,887	20,629	14,650
Plus Depreciation	13,874	13,211	54,269	52,364
Plus Amortization and write-off of deferred finance charges	402	1,090	1,726	2,898
EBITDA	26,182	82,393	63,719	244,260
Less Gain on sale of assets	—	(10,947)	—	(11,579)
Plus Early Redelivery income	—	—	—	(7,470)
Plus Other operating expenses	241	—	241	—
Plus Loss/(gain) on derivatives	294	(4,165)	1,303	(2,188)
Plus Foreign currency (gain)/loss	(425)	299	(916)	910
ADJUSTED EBITDA	26,292	67,580	64,347	223,933
Earnings per share
Net income/(loss)	7,614	65,205	(12,905)	174,348
Less Preferred dividend	2,878	2,746	11,500	11,064
Less/(Plus) Mezzanine equity measurement	413	—	908	(271)
Net income/(loss) available to common shareholders	4,323	62,459	(25,313)	163,555
Weighted average number of shares	102,186,132	121,644,971	102,617,944	113,716,354
Earnings/(loss) per share	0.04	0.51	(0.25)	1.44
Adjusted Earnings/(loss) per share
Adjusted Net Income/(loss)	7,724	50,392	(12,277)	154,021
Less Preferred dividend	2,878	2,746	11,500	11,064
Less/(Plus) Mezzanine equity measurement	413	—	908	(271)
Adjusted Net income/(loss) available to common shareholders	4,433	47,646	(24,685)	143,228
Weighted average number of shares	102,186,132	121,644,971	102,617,944	113,716,354
Adjusted Earnings/(loss) per share	0.04	0.39	(0.24)	1.26

EBITDA, Adjusted EBITDA, Adjusted Net income/(loss) and Adjusted earnings/(loss) per share are not recognized measurements under US

GAAP.

- EBITDA represents Net income/(loss) before interest, income tax expense, depreciation and amortization.

- Adjusted EBITDA represents EBITDA before gain on sale of assets, gain/(loss) on derivatives, early redelivery income/(cost), other operating expenses and gain/(loss) on foreign currency.

- Adjusted Net income/(loss) represents Net income/(loss) before gain on sale of assets, gain/(loss) on derivatives, early redelivery income/(cost),other operating expenses and gain/(loss) on foreign currency.

- Adjusted earnings/(loss) per share represents Adjusted Net income/(loss) less preferred dividend and mezzanine equity measurement divided by the weighted average number of shares.

- EBITDA, Adjusted EBITDA, Adjusted Net income/(loss) and Adjusted earnings per share are used as supplemental financial measures by management and external users of financial statements, such as investors, to assess our financial and operating performance. The Company believes that these non-GAAP financial measures assist our management and investors by increasing the comparability of our performance from period to period. The Company believes that including these supplemental financial measures assists our management and investors in

(i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our financial and operational performance in assessing whether to continue investing in us. The

Company believes that EBITDA, Adjusted EBITDA, Adjusted Net income/(loss) and Adjusted earnings/(loss) per share are useful in evaluating the Company’s operating performance from period to period because the calculation of EBITDA generally eliminates the effects of financings, income taxes and the accounting effects of capital expenditures and acquisitions, the calculation of Adjusted EBITDA and

Adjusted Net Income/Loss generally further eliminates from EBITDA and Net Income/(Loss) respectively the effects from gain on sale of assets, gain/(loss) on derivatives, early redelivery income/(cost), other operating expenses and gain/(loss) on foreign currency, items which may vary from year to year and for different companies for reasons unrelated to overall operating performance. EBITDA, Adjusted EBITDA,

Adjusted Net income and Adjusted earnings per share have limitations as analytical tools, and should not be considered in isolation, or as a substitute for analysis of the Company’s results as reported under US GAAP. While EBITDA and Adjusted EBITDA, Adjusted Net

income/(loss) and Adjusted earnings/(loss) per share, are frequently used as measures of operating results and performance, they are not necessarily comparable to other similarly titled captions of other companies due to differences in methods of calculation. In evaluating

Adjusted EBITDA, Adjusted Net income/(loss) and Adjusted earnings/(loss) per share, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted EBITDA, Adjusted Net income/(loss) and Adjusted earnings/(loss) per share should not be construed as an inference that our future results will be unaffected by the excluded items.

TABLE 5: FLEET DATA, AVERAGE DAILY INDICATORS RECONCILIATION

	Three-Months Period Ended December 31,		Twelve-Months Period Ended December 31,
	2020	2021	2020	2021
FLEET DATA
Number of vessels at period end	42	39	42	39
Average age of fleet (in years)	10.11	10.30	10.11	10.30
Ownership days (1)	3,864	3,609	15,266	14,916
Available days (2)	3,857	3,513	14,829	14,678
Average number of vessels in the period (3)	42.00	39.23	41.71	40.87
AVERAGE DAILY RESULTS
Time charter equivalent rate (4)	$ 12,319	$ 26,180	$ 10,559	$ 21,752
Daily vessel operating expenses (5)	$ 3,978	$ 5,149	$ 4,591	$ 4,830
Daily vessel operating expenses excluding dry-docking and pre-delivery expenses (6)	$ 3,955	$ 4,666	$ 4,226	$ 4,529
Daily general and administrative expenses (7)	$ 1,469	$ 1,517	$ 1,408	$ 1,508
TIME CHARTER EQUIVALENT RATE RECONCILIATION
(In thousands of U.S. Dollars except for available days and Time charter equivalent rate)
Revenues	$ 54,403	$ 96,442	$ 206,035	$ 343,475
Less commissions	(2,174)	(4,001)	(7,877)	(14,444)
Less voyage expenses	(4,716)	(469)	(41,582)	(9,753)
Time charter equivalent revenue	$ 47,513	$ 91,972	$ 156,576	$ 319,278
Available days (2)	3,857	3,513	14,829	14,678
Time charter equivalent rate (4)	$ 12,319	$ 26,180	$ 10,559	$ 21,752

_____________

(1) Ownership days represent the aggregate number of days in a period during which each vessel in our fleet has been owned by us.

(2) Available days represent the total number of days in a period during which each vessel in our fleet was in our possession, net of off-hire days associated with scheduled maintenance, which includes major repairs, drydockings, vessel upgrades or special or intermediate surveys.

(3) Average number of vessels in the period is calculated by dividing ownership days in the period by the number of days in that period.

(4) Time charter equivalent rate, or TCE rate, represents our charter revenues less commissions and voyage expenses during a period divided by the number of available days during such period. TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on period time charters and spot time charters with daily earnings generated by vessels on voyage charters, because charter rates for vessels on voyage charters are generally not expressed in per day amounts, while charter rates for vessels on period time charters and spot time charters generally are expressed in such amounts. We have only rarely employed our vessels on voyage charters and, as a result, generally our TCE rates approximate our time charter rates.

(5) Daily vessel operating expenses are calculated by dividing vessel operating expenses for the relevant period by ownership days for such period. Vessel operating expenses include crewing, insurance, lubricants, spare parts, provisions, stores, repairs, maintenance including dry-docking, statutory and classification expenses and other miscellaneous items.

(6) Daily vessel operating expenses excluding dry-docking and pre-delivery expenses are calculated by dividing vessel operating expenses excluding dry-docking and pre-delivery expenses for the relevant period by ownership days for such period. Dry-docking expenses include costs of shipyard, paints and agent expenses and pre-delivery expenses include initially supplied spare parts, stores, provisions and other miscellaneous items provided to a newbuild acquisition prior to their operation.

(7) Daily general and administrative expenses are calculated by dividing general and administrative expenses for the relevant period by ownership days for such period. Daily general and administrative expenses include daily management fees payable to our Managers and daily company administration expenses.

Table 6: Detailed fleet and employment profile as of March 4, 2022

Vessel Name	Dwt	Year Built [1]	Country of Construction	Charter Type	Charter Rate [2]	Commissions [3]	Charter Period [4]
CURRENT FLEET
Panamax
Katerina	76,000	2004	Japan	Period	$ 23,000	5.00%	December 2020	May 2022
				Period[20]	10,950 + 50% *101% BPI 74	5.00%	June 2022	April 2023
Maritsa	76,000	2005	Japan	Period[20]	10,950 + 50% *101% BPI 74	5.00%	February 2022	January 2023
Paraskevi 2	75,000	2011	Japan	Period	$ 13,800	5.00%	April 2021	July 2022
Efrossini	75,000	2012	Japan	Dry-dock			February 2022	March 2022
				Period[22]	103% BPI 74	3.75%	March 2022	February 2023
Zoe [11]	75,000	2013	Japan	Period[23]	104.25% BPI 74	5.00%	August 2021	May 2022
Koulitsa 2	78,100	2013	Japan	Period	$ 24,000	3.75%	July 2021	June 2022
Kypros Land [11]	77,100	2014	Japan	Period[13]	$ 13,800	3.75%	August 2020	August 2022
					BPI 82 5TC * 97% - $2,150	3.75%	August 2022	August 2025
Kypros Sea	77,100	2014	Japan	Period[13]	$ 13,800	3.75%	July 2020	July 2022
					BPI 82 5TC * 97% - $2,150	3.75%	July 2022	September 2022
					$ 24,123	3.75%	September 2022	December 2022
					BPI 82 5TC * 97% - $2,150	3.75%	December 2022	July 2025
Kypros Bravery	78,000	2015	Japan	Period[12]	$ 11,750	3.75%	August 2020	August 2022
					BPI 82 5TC * 97% - $2,150	3.75%	August 2022	August 2025
Kypros Sky [9]	77,100	2015	Japan	Period[12]	$ 11,750	3.75%	August 2020	August 2022
					BPI 82 5TC * 97% - $2,150	3.75%	August 2022	August 2025
Kypros Loyalty	78,000	2015	Japan	Period[12]	$ 11,750	3.75%	July 2020	July 2022
					BPI 82 5TC * 97% - $2,150	3.75%	July 2022	September 2022
					$ 23,153	3.75%	September 2022	December 2022
					BPI 82 5TC * 97% - $2,150	3.75%	December 2022	July 2025
Kypros Spirit [9]	78,000	2016	Japan	Period[13]	$ 13,800	3.75%	August 2020	August 2022
					BPI 82 5TC * 97% - $2,150	3.75%	August 2022	July 2025
Kamsarmax
Pedhoulas Merchant	82,300	2006	Japan	Period	$ 28,250	5.00%	June 2021	March 2022
				Period	$ 25,900	3.75%	March 2022	March 2023
Pedhoulas Trader	82,300	2006	Japan	Period[24]	15,500 + 50% *98% BPI 82	5.00%	November 2021	June 2022
Pedhoulas Leader	82,300	2007	Japan	Period	$ 28,750	5.00%	November 2021	July 2022
Pedhoulas Commander	83,700	2008	Japan	Period	$ 20,500	5.00%	August 2021	July 2022
Pedhoulas Cherry	82,000	2015	China	Period[18]	$ 23,000	5.00%	July 2021	May 2022
				Period[18]	$ 24,000	5.00%	May 2022	June 2023
Pedhoulas Rose	82,000	2017	China	Spot[18]	$ 21,000	3.75%	January 2022	March 2022
				Period[18,25]	12,750 + 50% *104% BPI 82	5.00%	March 2022	October 2022
Pedhoulas Cedrus[14]	81,800	2018	Japan	Period[29]	$ 27,800	3.75%	July 2021	June 2022
Post-Panamax
Marina	87,000	2006	Japan	Spot [17]	$ 22,900	5.00%	February 2022	March 2022
Xenia	87,000	2006	Japan	Period [18]	$ 24,200	5.00%	September 2021	June 2022
Sophia	87,000	2007	Japan	Spot[18]	$ 12,750	3.75%	February 2022	March 2022
Eleni	87,000	2008	Japan	Period [18,26]	$ 29,000	5.00%	November 2021	January 2022
					P1A BPI 82	5.00%	January 2022	March 2022
Martine	87,000	2009	Japan	Period [18]	$ 15,100	5.00%	June 2021	August 2022
Andreas K	92,000	2009	South Korea	Spot[17]	$ 19,000	5.75%	January 2022	March 2022
				Spot[17,21]	$ 52,000	5.00%	March 2022	May 2022
Panayiota K [10]	92,000	2010	South Korea	Spot[18,31]	$ 32,331	5.00%	February 2022	May 2022
Agios Spyridonas [10]	92,000	2010	South Korea	Spot[17]	$ 24,000	5.00%	December 2021	March 2022
Venus Heritage [11]	95,800	2010	Japan	Spot[17]	$ 19,250	5.00%	February 2022	April 2022
Venus History [11]	95,800	2011	Japan	Period [18]	$ 26,250	5.00%	January 2022	December 2022
Venus Horizon	95,800	2012	Japan	Spot[18]	$ 18,000	4.38%	February 2022	March 2022
				Period[18]	$ 27,950	5.00%	April 2022	February 2023
Venus Harmony	95,700	2013	Japan	Spot	$ 20,500	5.00%	February 2022	March 2022
Troodos Sun [16]	85,000	2016	Japan	Period [18,19]	BPI 82 5TC * 114%	5.00%	June 2021	March 2023
Troodos Air	85,000	2016	Japan	Period [18]	$ 16,350	5.00%	March 2021	May 2022
Troodos Oak	85,000	2020	Japan	Period[30]	$ 29,400	3.75%	July 2021	May 2022
Capesize
Mount Troodos	181,400	2009	Japan	Spot[18,28]	BCI C10 * 105%	3.75%	February 2022	March 2022
Kanaris	178,100	2010	China	Period [5]	$ 25,928	2.50%	September 2011	September 2031
Pelopidas	176,000	2011	China	Dry-dock			January 2022	March 2022
Lake Despina [7]	181,400	2014	Japan	Period [6]	$ 25,200	5.00%	February 2022	February 2025
Stelios Y	181,400	2012	Japan	Period [15]	$ 24,400	3.75%	November 2021	November 2024
Maria	181,300	2014	Japan	Spot[27]	BCI C14 * 111%	3.75%	February 2022	May 2022
TOTAL	3,925,500
Orderbook and Second-hand acquisition
TBN[8]	82,000	Q2 2022	Japan
TBN	82,000	Q4 2023	Japan
TBN	82,000	Q4 2023	Japan
TBN	82,000	Q4 2023	Japan
TBN	82,000	Q1 2024	Japan
TBN	82,000	Q1 2024	Japan
TBN	87,000	Q3 2022	Japan
TBN	87,000	Q1 2023	Japan
TBN	87,000	Q2 2023	Japan
TOTAL	753,000

(1) For existing vessels, the year represents the year built. For any newbuilds, the date shown reflects the expected delivery dates.

(2) Quoted charter rates are the recognized daily gross charter rates. For charter parties with variable rates among periods or consecutive charter parties with the same charterer, the recognized gross daily charter rate represents the weighted average gross daily charter rate over the duration of the applicable charter period or series of charter periods, as applicable. In the case of a charter agreement that provides for additional payments, namely ballast bonus to compensate for vessel repositioning, the gross daily charter rate presented has been adjusted to reflect estimated vessel repositioning expenses. Gross charter rates are inclusive of commissions. Net charter rates are charter rates after the payment of commissions. In the case of voyage charters, the charter rate represents revenue recognized on a pro rata basis over the duration of the voyage from load to discharge port less related voyage expenses.

(3) Commissions reflect payments made to third-party brokers or our charterers.

(4) The start dates listed reflect either actual start dates or, in the case of contracted charters that had not commenced as of March 4, 2022, the scheduled start dates. Actual start dates and redelivery dates may differ from the referenced scheduled start and redelivery dates depending on the terms of the charter and market conditions and does not reflect the options to extend the period time charter.

(5) Charterer of MV Kanaris agreed to reimburse us for part of the cost of the scrubbers and BWTS to be installed on the vessel, which is recorded by increasing the recognized daily charter rate by $634 over the remaining tenor of the time charter party.

(6) A period time charter for a duration of 3 years at a gross daily charter rate of $22,500 plus an one-off $3.0 million payment upon charter commencement. The charter agreement also grants the charterer an option to extend the period time charter for an additional year at a gross daily charter rate of $27,500.

(7) MV Lake Despina was sold and leased back in April 2021 on a bareboat charter basis for a period of seven years with a purchase option in favor of the Company five years and six months following the commencement of the bareboat charter period at a predetermined purchase price.

(8) The newbuild vessel will be sold and leased back upon delivery in 1H 2022, on a bareboat charter basis for a period of ten years with a purchase option in favor of the Company three years following the commencement of the bareboat charter period and a purchase obligation at the end of the bareboat charter period, all at predetermined purchase prices.

(9) MV Kypros Sky and MV Kypros Spirit were sold and leased back in December 2019 on a bareboat charter basis for a period of eight years, with purchase options in favor of the Company commencing three years following the commencement of the bareboat charter period and a purchase obligation at the end of the bareboat charter period, all at predetermined purchase prices.

(10) MV Panayiota K and MV Agios Spyridonas were sold and leased back in January 2020 on a bareboat charter basis for a period of six years, with purchase options in favor of the Company commencing three years following the commencement of the bareboat charter period and a purchase obligation at the end of the bareboat charter period, all at predetermined purchase prices.

(11) MV Zoe, MV Kypros Land, MV Venus Heritage and MV Venus History were sold and leased back in November 2019, on a bareboat charter basis, one for a period of eight years and three for a period of seven and a half years, with a purchase option in favor of the Company five years and nine months following the commencement of the bareboat charter period at a predetermined purchase price.

(12) A period time charter of 5 years at a daily gross charter rate of $11,750 for the first two years and a gross daily charter rate linked to the BPI-82 5TC times 97% minus $2,150, for the remaining period.

(13) A period time charter of 5 years at a daily gross charter rate of $13,800 for the first two years and a gross daily charter rate linked to the BPI-82 5TC times 97% minus $2,150, for the remaining period.

(14) MV Pedhoulas Cedrus was sold and leased back in February 2021 on a bareboat charter basis for a period of ten years with a purchase option in favor of the Company three years following the commencement of the bareboat charter period and a purchase obligation at the end of the bareboat charter period, all at predetermined purchase prices.

(15) In October 2021, the Company entered into a new period time charter for MV Stelios Y, for a duration of 3 years at a gross daily charter rate of $24,400, which is expected to commence in November 2021 upon delivery of the vessel to the Company by her present owners. The charter agreement also grants the charterer an option to extend the period time charter for an additional year at a gross daily charter rate of $26,500.

(16) MV Troodos Sun was sold and leased back in September 2021 on a bareboat charter basis for a period of ten years, with purchase options in favor of the Company commencing three years following the commencement of the bareboat charter period and a purchase obligation at the end of the bareboat charter period, all at predetermined purchase prices.

(17) Scrubber benefit was agreed on the basis of fuel consumption of heavy fuel oil and the price differential between the heavy fuel oil and the compliant fuel cost for the voyage and is included on the daily gross charter rate presented.

(18) Scrubber benefit was agreed on the basis of fuel consumption of heavy fuel oil and the price differential between the heavy fuel oil and the compliant fuel cost for the voyage and is not included on the daily.

(19) A period time charter of 22 to 26 months at a daily gross charter rate linked to the BPI-82 5TC times 114% .

(20) A period time charter of 11 to 13 months at a daily gross charter rate of $10,950 plus additional  gross daily charter rate linked to the 50% of the BPI-74 4TC times 101% .

(21) A spot time charter at a gross daily charter rate of $36,000 an one-off $0.8 million payment upon charter commencement.

(22) A period time charter of 11 to 14 months at a daily gross charter rate linked to the BPI-74 4TC times 103% .

(23) A period time charter of 10 to 13 months at a daily gross charter rate linked to the BPI-74 4TC times 104.25% .

(24) A period time charter of 7 to 10 months at a daily gross charter rate of $15,500 plus additional  gross daily charter rate linked to the 50% of the BPI-82 5TC times 98% .

(25) A period time charter of 7 to 10 months at a daily gross charter rate of $12,750 plus additional  gross daily charter rate linked to the 50% of the BPI-82 5TC times 104% .

(26) A spot time charter at a daily gross charter rate of $29,000 for the first 80 days and a gross daily charter rate linked to the BPI-82 P14 for the remaining period.

(27) A spot time charter at a gross daily charter rate linked to the Baltic Exchange Capesize Index C14 times 111%.

(28) A spot time charter at a gross daily charter rate linked to the Baltic Exchange Capesize Index C10 times 105%.

(29) A period time charter ration of 11 to 14 months at a daily gross charter rate of $16,400 plus an one-off $3.7 million payment upon charter commencement.

(30) A period time charter ration of 11 to 14 months at a daily gross charter rate of $18,000 plus an one-off $3.7 million payment upon charter commencement.

(31) A spot time charter at a gross daily charter rate of $29,000 plus ballast bonus of $1.0 million.

About Safe Bulkers, Inc.

The Company is an international provider of marine drybulk transportation services, transporting bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes for some of the world’s largest users of marine drybulk transportation services. The Company’s common stock, series C preferred stock and series D preferred stock are listed on the NYSE, and trade under the symbols “SB”, “SB.PR.C”, and “SB.PR.D”, respectively.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Exchange Act of 1934, as amended, and in Section 21E of the Securities Act of 1933, as amended) concerning future events, the Company’s growth strategy and measures to implement such strategy, including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, business disruptions due to natural disasters or other events, such as the recent COVID-19 pandemic, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for drybulk vessels, competitive factors in the market in which the Company operates, risks associated with operations outside the United States and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Company Contact:

Dr. Loukas Barmparis

President

Safe Bulkers, Inc.

Tel.: +30 21 11888400

+357 25 887200

E-Mail:directors@safebulkers.com

Investor Relations / Media Contact:

Nicolas Bornozis, President

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, N.Y. 10169

Tel.: (212) 661-7566

Fax: (212) 661-7526

E-Mail:safebulkers@capitallink.com